



GEMIST
GREENWICH ST JEWELERS

GEMIST

Powering the Future of Jewelry with B2B Vertical SaaS & AI

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gemist.io Los Angeles, CA

Highlights

1. Best-in-class technology in the jewelry industry

2 High ACV of $40k

3 On track to hit $2.2M ARR run rate by end of 2025 (not guaranteed)

4 Low churn & incredibly sticky product

5 High margin & recurring revenue business model

Featured Investor



Hank Leber in

Invested **$5,000** ⓘ

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Syndicate Lead
Multi-time entrepreneur and investor.

"I have known CEO Madeline since she founded the company five years ago. As a multi-time entrepreneur, I have enjoyed watching Gemist's progress from a builder's lens all along, and now I am excited to join as an investor. Gemist has made impressive progress in the jewelry industry – one that is in need of innovation. Madeline has shown poise as a founder and leader, executing well on a wide range of jewelry companies' complex pain points – all within an elegant product experience under CTO Anup's wisdom and leadership. With the company's traction and trajectory, this round feels like an inflection point for the business. I feel lucky for the opportunity to invest in this round, and help the Gemist team leverage their product-market fit and achieve scale."

Our Founder



Madeline Fraser CEO & Founder

 3x founder who has spent the past 10 years creating & growing successful tech startups that innovate traditional industries for modern demographics

Powering the Future of Jewelry



GEMIST

Powering the Future of Jewelry

B2B VERTICAL SAAS & AI

Gemist 2025

✦

THE TEAM

We are Industry Experts

 **Madeline Fraser**
CO-FOUNDER & CEO
3-time founder who has spent the past ten years creating and growing successful technology start-ups that innovate traditional industries for modern demographics

 **Anup Murarka**
CO-FOUNDER & CTO
30 years of engineering experience holding leadership roles at Apple and Adobe with expertise at the intersection of technology and operations

























ENTRADA VENTURES | THE ARTEMIS FUND | LIGHTSPEED VENTURES | HAWKE VENTURES | DE BEERS GROUP VENTURES

WHY GEMIST

Massive & Growing Market

$300B
Current Global Market

$450B
by 2030

286%
Omni-channel Growth since 2020

Future projections are not guaranteed.

WHY GEMIST

It's Hard To Grow a Jewelry Business Today

30%

of the Jewelry Industry is online

65%

Of the Industry is Millennials & Gen Z, and 85% want customization

$5M

Average Annual Finished & Loose Stone Inventory Spend

70%

of Jewelry Sales are Custom Orders: hard to scale & see ROI



Source: De Beers

THE OPPORTUNITY
300k Jewelry Companies Need Gemist
We validated Gemist with mid-market brands, now were scaling to large & enterprise partners of all kinds
MANUFACTURERS
45k companies
15%
BRANDS
75k companies
25%
RETAILERS
180k companies
60%
ENTERPRISE
$70M+
20%
SMBs
<$1M
16%
MID-MARKET
$1M-$20M
35%
Large
$20M-$70M
29%

WHY GEMIST
Jewelry Needs A Vertical Solution
GET ONLINE
SEE GROWTH
GEMIST
RUN EFFICIENTLY

Our Technology is Live
& Generating Revenue



END-TO-END SAAS & AI:

EXPONENTIAL PRODUCTS
- Scale to 100k+ SKUs easily

AUTOMATED RENDERS
- Scale jewelry images quickly & affordably

DYNAMIC PRICING AI
- Market value for gold & diamonds

ADVANCED ANALYTICS
- Deep user data for decision making

CUSTOMIZE
"Build Your Own" Jewelry Configurator

STACK
"Style Your Own" Stack Experience

STONE MARKETPLACE
Live Inventory of Diamonds & Gemstones

FULL-STACK COMMERCE
Full site with all Gemist Experiences

HOW IT WORKS

Solutions for the Entire Industry

A white-labeled experience for **brands, retailers, & manufactures**

Save & Share Capability

High-Def WBG, Lifestyle & 360 Renders

Endless SKUs & Variants

Engagement Ring

CLICK HERE TO WATCH DEMO

Your Brand's Fonts, Colors, & Language

Education At Every Step

HOW IT WORKS

The Customize Experience

This "build your own jewelry" configurator allows users to intuitively customize their pieces with real-time visualization for **any jewelry category.**



VISUALIZATION
Every product is 3D rendered with automation to allow for 360 and lifestyle visualizations.

Orla Cluster Pendant

ENDLESS OPTIONS
Choose what variants you'd like to provide per style & category





ANY CATEGORY
Works with any jewelry category or style, choose what's best for your brand

Oria Cluster Pendant
CLICK HERE TO WATCH DEMO

EDUCATION AT EVERY STEP
Consumers can learn about every detail of their design, save it for later, and share

HOW IT WORKS

The Stone Marketplace

Live inventory of diamond and/or gemstones that can be filtered and curated. Clear, easy to understand stone information that fits into any custom design.

VISUALIZATION
Understand what any stone will look like within the setting that's been designed

MEMPHIS DIAMOND COMPANY
The Stella Ring
The Stella Ring
CLICK HERE TO WATCH DEMO

CURATED
Filter stones based on what you think your customer should see

LIVE INVENTORY
We can pull live inventory from any API feed you give us or you can work with our marketplace of trusted vendors

HOW IT WORKS

Stacking & Styling

Stack bands with rings to help **increase units per transaction** sold & enable engraving for one or more rings before checking out.

STACK VISUALIZATION
Visualize the stack come to life and swap out any option

BERLINGER
Oval Shape Ballerina Round
Oval Shape Ballerina Round
CLICK HERE TO WATCH DEMO

STACK EDUCATION
Learn about each product from pricing to materials and dynamically see price point update







HOW IT WORKS

Photorealistic Render Technology

Render software that can scale any variant of jewelry, creating best-in-class photorealistic renderings that look 100% like the real product. **Yes, these are renders!**

THE RESULTS

What Our Customers Are Seeing

Data from our solutions shows **huge** increases compared to industry standards

5X	3X	2X	4X
ENGAGEMENT RATE	AVG ORDER VALUE	REPEAT PURCHASES	FASTER SALES CYCLES
11+ Pages Visited	2x Units Per Transaction	40% Repeat Customers	Decrease in inventory spend by 40%
3 Mins Avg Session		3x Site Visits	

Current Landscape


GEMIST
does what
others can't
SaaS fragmentation across multiple vendors
E-COMMERCE
POS
ERP
WiX
Magento
shopify
SQUARESPACE
WOO COMMERCE
Square
SDC
odoo
GEMIST
Jewel360
THE EDGE
lightspeed
RETAIL
NETSUITE
Adaptive
UNBRIDALED
Nivoda


THE MARKET
Total Addressable Market
Revenue potential based on existing ACV
SAAS MODEL
Mid-Market: $30k ACV
Large: $60k ACV
Enterprise: $100k ACV
$1.2B
15%
Market
Penetration
$7.5B


Enabling the New Era
EAST/WEST
The Harper Ri



of Jewelry Retail

CLICK HERE TO VISIT GEMIST.IO